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                                                       Press Release

                                                       Royal Ahold
                                                       Corporate Communications



                                                 Date: March 1, 2004
                                 For more information: +31 75 659 57 20




Ahold sells Bompreco to Wal-Mart, Hipercard to
Unibanco

Zaandam, The Netherlands, March 1, 2004 -- Ahold today announced it has sold its Brazilian retail chain Bompreco to Wal-Mart Stores Inc. Simultaneously, Ahold sold its Brazilian credit card operation Hipercard to Unibanco S.A. The combined enterprise value of these operations amounts to approximately USD 500 million. This joint transaction is expected to close in the course of today.

The assets consist of Bompreco (a food retailer with 118 hypermarkets and supermarkets with a leading position in Northeastern Brazil) and Hipercard (the leading credit card in Northeastern Brazil with over 2 million cardholders). G. Barbosa, Ahold's other Brazilian retail operation with 32 stores that was acquired by Ahold in January 2002, is not included in the transaction.

Wal-Mart Stores, Inc., started operations in Brazil in May 1995. Operating under different banners, the company's stores and clubs are located in the states of Sao Paulo, Parana, Rio de Janeiro and Minais Gerais. With sales of BRL1 .9 billion in 2003, Wal-Mart Brazil has approximately 7,000 employees. Unibanco, the third largest private-sector Brazilian financial group, focuses on retail and wholesale banking, and insurance and pensions and wealth management.

Commenting on the agreements, Theo de Raad, the Ahold Corporate Executive Board member responsible for Latin America and Asia, said: 'We are delighted to have found buyers of such quality as Wal-Mart and Unibanco. They offer an excellent fit for Bompreco and Hipercard and we are confident that this will prove great fri customers, associates, suppliers and others involved.'

The divestment of Ahold's activities in Brazil is part of Ahold's strategy to optimize its portfolio and to strengthen its financial position by reducing debt.



                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone: +31 (0)75 659 5720
                                                 Fax:   +31 (0)75 659 8302
http://www.ahold.com
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Ahold first entered the Brazilian market in 1996 through an agreement with the owner of Bompreco. In October 2001, Bompreco became a wholly-owned subsidiary of Ahold. Unaudited 2003 net sales for Bompreco amounted to approximately BRL
2.9 billion (approximately Euro 843 million). Bompreco and Hipercard employ more than 20,000 people.


Ahold Corporate Communications: +31.75.659.5720



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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements include, but are not limited to, statements as to the expected timing of the closing of the sale of Bompreco and Hipercard and Ahold's ability to consummate the transaction. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Such factors include, but are not limited to, the inability to satisfy, or delays in satisfying, the closing conditions to the sale of Bompreco and Hipercard. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statement, which only speaks as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to this forward-looking statement to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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